EXHIBIT 7.1

COMPUTATION OF RATIO

EARNINGS TO FIXED CHARGES

	Predecessor Historical Year Ended March 31,
	2002	2003	2004	2005	2006
Earnings:
Income (loss) from operations before income taxes	$2,298	$19,109	$(35,715)	$(44,577))	$(21,199)
Plus fixed charges	3,510	4,162	12,536	31,141	68,776

Earnings	$5,808	$23,271	$(23,179)	$(13,436)	$47,577

Fixed Charges:
Interest expense, including amortization of debt issue costs	$3,510	$4,162	$12,536	$31,141	$68,776

Fixed charges	$3,510	$4,162	$12,536	$31,141	$68,776

Ratio of Earnings to Fixed Charges(1)	1.7	5.6	—	—	0.7

(1)	For the purposes of calculating the ratio of earnings to fixed charges, (1) earnings consist of earnings (loss) before fixed charges and income taxes and (2) fixed charges consist of interest expense on all indebtedness, including capital lease obligations. During the periods presented, no interest costs have been capitalized. The amount by which fixed charges exceeded earnings was $25,189 for the fiscal year ended March 31, 2004 and $24,460 for the fiscal year ended March 31, 2005.